
Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Fax: 01753 850872
www.morgancrucible.com

11th February 2005


05005816

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	10:17 11-Feb-05
Number	5001I

ISSUER
The Morgan Crucible Company plc
FILE NO.
82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Aviva plc through its subsidiary Morley Fund Management Ltd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Ltd 915,856 shares; Chase GA Group Nominees Ltd 9,677,392 shares; CUIM Nominee Ltd 747,125 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
439,692

8) Percentage of issued class:
0.15

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
9th February 2005

11) Date company informed:
Faxed letter dated 10/2/05 received 10/2/05

12) Total holding following this notification:
11,340,373 shares

13) Total percentage holding of issued class following this

notification:
3.91

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
11th February 2005

END

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Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

9th February 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Settlement
Released	07:00 08-Feb-05
Number	3235I

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:3235I
Morgan Crucible Co PLC
08 February 2005

8th February 2005

The Morgan Crucible Company plc is pleased to announce it has settled on an amicable basis the federal civil antitrust cases in the US brought by direct purchasers of carbon products in the 1990s. Morgan will pay $15 million over time, without interest, in three equal instalments. Morgan continued to deny any wrongdoing or liability, but settled in order to avoid the expense, distraction and uncertainty involved in US litigation. The cases had been consolidated as a class action in federal court in Camden, New Jersey. The settlement is subject to court approval.

Settlement discussions are underway in two remaining cases, namely a class action in Toronto, Canada, and State class actions in California. Any likely settlement has been provided for in the 2004 accounts.

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Charlotte Hepburne-Scott / Robin Walker 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Notice of Results
Released	07:00 08-Feb-05
Number	3238I

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:3238I
Morgan Crucible Co PLC
08 February 2005

8th February 2005

NOTICE OF RESULTS

The Morgan Crucible Company plc (LSE: MGCR) will be issuing its preliminary results for the year to 4th January 2005 on Tuesday 22 February 2005

- e n d s-

For further information, please contact:

The Morgan Crucible Company plc
Victoria Gould Tel: +44 (0)1753 837 237
Director of Group Communications

Finsbury Group
Charlotte Hepburne-Scott Tel: + 44 (0) 20 7251 3801
Robin Walker

This information is provided by RNS
The company news service from the London Stock Exchange

END

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